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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4000 tel 212 701 5800 fax richard.truesdell@davispolk.com

Confidential

July 21, 2020

Re:	CureVac B.V. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted June 22, 2020 CIK No. 0001809122

Mr. Alan Campbell
Ms. Suzanne Hayes
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-3628

Dear Mr. Campbell and Ms. Hayes:

On behalf of our client, CureVac B.V., a Dutch private company with limited liability (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s confidential amended draft Registration Statement on Form F-1 (the “Amended Draft Registration Statement”) contained in the Staff’s letter dated July 1, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Amended Draft Registration Statement and is confidentially submitting a revised draft of the Draft Registration Statement (the “Amendment No. 2”) together with this response letter. Amendment No. 2 also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in Amendment No. 2 submitted herewith where the revised language addressing a particular comment appears. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 2.

Our Company, page 1

1.	We note your response to prior comment 1 and reissue in part with respect to your description of your company as a "leading global clinical-stage biopharmaceutical company." Your response to comment 1 describes your position in the field of mRNA-based medicines and technology, rather than your position relative to other biopharmaceutical companies. We continue to believe that your description as a "leading" clinical-stage biopharmaceutical company is not appropriate. Please revise your document accordingly.

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has revised its disclosure on pages 1, 91 and 113 of Amendment No. 2 to remove the reference to “leading” clinical-stage biopharmaceutical company.

Prospectus Summary

Our Product Portfolio, page 3

2.	We note your response to comment 8. For product candidates that you have not yet identified an indication, please specifically state you have not yet identified an indication.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4 and 117 of Amendment No. 2 to revise the pipeline table to specifically state those product candidates for which the Company has not yet identified an indication.

Management's Discussion and Analysis

Our Collaborations and License Agreements, page 90

3.	Refer to the additional disclosure added in response to comment 14. For each of your collaboration and license agreements, please revise to disclose separately the aggregate amount of potential development, regulatory, and commercial milestone payments to be paid or received. For example, clarify on page 90 how much of the $275 million to $368 million in milestones from Genmab relate to development, regulatory and commercial milestone payments.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 94 to 96, 181 to 186, 191 and 192 of Amendment No. 2 to separately indicate the aggregate amount of potential development, regulatory and commercial milestone payments to be paid or received for each collaboration.

Results of Operations
Research and development expenses, page 96

4.	With respect to the disclosure added in response to comment 15, we note a significant amount of R&D expense is included in the Other Research and Development Programs line item. Please confirm that the line item does not include any costs for key research and development programs and either delete the heading "Key Programs" or clarify in the filing that the heading only relates to CV8102 and CV7202. In this respect, you state on page 1 that you are rapidly advancing your mRNA vaccine program against coronavirus and you list the vaccine program as a key program on page 96. If these costs are significant in future filings, please confirm you will separately disclose the costs in the table.

Response: The Company acknowledges the Staff’s comment. In response to the Staff’s comment, the Company confirms that the line item “Other Research and Development Programs” does not include any costs for key research and development programs. The Company has also revised the disclosure to clarify that the heading “Key Programs” only relates to CV8102 and CV702. In respect to the Company’s mRNA vaccine program against coronavirus, the Company acknowledges the Staff’s comment and confirms that if these costs are significant in future filings, such costs will be separately disclosed in the table. In fact, the Company respectfully notes that the disclosure on page 100 of Amendment No. 2 now provides for the research and development expenses for the three months period as of March 31, 2020 (compared to the three-months period as of March 31, 2019), and the Company included a specific line item for the coronavirus vaccine program.

Our Strengths, page 109

5.	We note your response to prior comment 20. Please revise your disclosure regarding the advantages of mRNA-based medicines over existing treatment modalities to clarify that such advantages are potential advantages, as opposed to advantages that have actually been realized in approved products.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 118, 122, 141 and 166 of Amendment No. 2 to clarify that the advantages of mRNA-based medicines over existing treatment modalities are potential advantages, as opposed to advantages that have actually been realized in approved products.

CVnCoV Phase 1 Clinical Trial, page 155

6.	Please update your disclosure to explain the significance of high IgG titers and the difference between IgG1 and IgG2a.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 164 and 165 of Amendment No. 2 to explain the significance of high IgG titers and the difference between IgG1 and IgG2a.

2. Significant accounting policies

Revenue recognition, page F-8

7.	Refer to your response to our prior comment 26. Please tell us how much of your 2019 revenues from product sales are recognized over time versus at a point in time. For revenue recognized over time, including product sales , disclose the methods used to recognize revenue and why the methods used provide a faithful depiction of the transfer of goods or services. Refer to paragraph 124 of IFRS 15.

Response: The Company respectfully acknowledges the Staff’s comment. The Company respectfully advises the Staff that all product revenue recognized in 2019 and 2018 of EUR 8,617,000 and EUR 6,713,000, respectively, was recognized over time. No product revenue recognized in 2019 and 2018 was recognized at a point in time. In response to the Staff’s comment, the Company has revised the disclosures on pages F-22 and F-35 of Amendment No. 2 to disclose this more clearly.

In 2019 and 2018, the Company recognized revenues recognized over time from (1) product sales and (2) delivery of IP licenses not considered to be distinct.

With respect to satisfaction of the performance obligations of its product sales, the Company considered that IFRS 15.35 states that an entity transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognizes revenue over time if one of three criteria are met, including that of IFRS 15.35(c), which is that the entity’s performance does not create an asset with an alternative use to the entity and the entity has an enforceable right to payment for performance completed to date.

The products sold by the Company are RNA products, all of which are manufactured specifically for the Company’s collaboration partners under the respective collaboration agreements and do not have an alternative use. In addition, the Company has an enforceable right of payment for products manufactured under the collaboration agreements. The Company respectfully advises the Staff that it has revised its disclosure in its revenue recognition accounting policy on page F-22 to be clearer in that the aforementioned factors result in revenue recognition over time and that no product revenues were recognized on a point in time basis in 2019 and 2018.

With respect to satisfaction of the performance obligations of delivering IP licenses not considered to be distinct, the Company determined that the grant of the license is the predominant promise within the (combined) performance obligation to grant a license to the customers. The Company respectfully advises the Staff that it discloses this determination in significant accounting judgments, estimates and assumptions on page F-29 of Amendment No. 2. In consideration of IFRS 15.35(a), for such IP licenses, the Company recognizes revenues on a straight-line basis, which reflects the performance of services by the Company towards satisfaction of the obligation, over the contractual or estimated performance period. The Company respectfully advises the Staff that it, in consideration of IFRS 15.124, it discloses this revenue recognition method and why it provides a faithful depiction of the transfer of goods or services in its revenue recognition accounting policy on page F-21 of Amendment No. 2.

Notes to the Consolidated Financial Statements

3.2 Cost of Sales, page F-23

8.	We acknowledge the additional disclosure on pages 94 and 95 relating to your response to comment 28. Please revise to quantify each significant factor that resulted in the increase in cost of sales.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 102 of Amendment No. 2 to quantify each significant factor that resulted in the increase in cost of sales.

Please do not hesitate to contact me at (212) 450-4674, (917) 921-8872 or richard.truesdell@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ Richard D. Truesdell, Jr.
Richard D. Truesdell, Jr.

cc:	Via E-mail
Franz-Werner Haas, Chief Executive Officer
Pierre Kemula, Chief Financial Officer
CureVac B.V.